Report of Independent Registered
Public Accounting Firm

The Board of Trustees and Shareholders
of Dreyfus Investment Funds:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Diversified Emerging
Markets Fund, Dreyfus/The Boston
Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap
Value Fund, Dreyfus/The Boston Company
Small/Mid Cap Growth Fund, Dreyfus Tax
Sensitive Total Return Bond Fund and
Dreyfus/Newton International Equity
Fund (collectively, the "September 30th
Funds"), and Dreyfus\Standish Global
Fixed Income Fund (the "December 31st
Fund") (collectively with the September
30th Funds, the "Funds"), each a series
of Dreyfus Investment Funds, complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of
October 31, 2017, with respect to
securities reflected in the investment
accounts of the Funds. Management is
responsible for the Funds' compliance
with those requirements. Our
responsibility is to express an opinion
on management's assertion about the
Funds' compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of October 31, 2017, and
with respect to agreement of security
purchases and sales, for the period
from September 30, 2017 (the date of
the September 30th Funds' last
examination) through October 31, 2017,
and from February 28, 2017 (the date of
the December 31st Fund's last
examination) through October 31, 2017:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ, without prior notice to
management.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Funds' securities
to the books and records of the Funds
and the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Funds as of October
31, 2017, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Funds to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2016 to September 30,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.

In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017,
with respect to securities reflected in
the investment accounts of the Funds is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Trustees of Dreyfus
Investment Funds, and the Securities
and Exchange Commission and is not
intended to be and should not be used
by anyone other than these specified
parties.

      /s/ KPMG LLP
New York, New York
August 1, 2018




August 1, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Dreyfus
Diversified Emerging Markets Fund,
Dreyfus/The Boston Company Small Cap
Growth Fund, Dreyfus/The Boston Company
Small Cap Value Fund, Dreyfus/The
Boston Company Small/Mid Cap Growth
Fund, Dreyfus Tax Sensitive Total
Return Bond Fund and Dreyfus/Newton
International Equity Fund
(collectively, the "September 30th
Funds"), and Dreyfus\Standish Global
Fixed Income Fund (the "December 31st
Fund") (collectively with the September
30th Funds, the "Funds"), each a series
of Dreyfus Investment Funds, are
responsible for complying with the
requirements of subsections (b) and (c)
of Rule 17f-2, "Custody of Investments
by Registered Management Investment
Companies" of the Investment Company
Act of 1940.  We are also responsible
for establishing and maintaining
effective internal controls over
compliance with those requirements. We
have performed an evaluation of the
Funds' compliance with the requirements
of subsections (b) and (c) of Rule 17f-
2 as of October 31, 2017, and for the
period from September 30, 2017 (the
date of the September 30th Funds' last
examination) through October 31, 2017,
and from February 28, 2017 (the date of
the December 31st Fund's last
examination) through October 31, 2017.
Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017, and
from September 30, 2017, (the date of
the September 30th Funds' last
examination) through October 31, 2017
and from February 28, 2017, (the date
of the December 31st Funds' last
examination) through October 31, 2017
with respect to securities reflected in
the investment accounts of the Funds.


Dreyfus Investment Funds


Jim Windels
Treasurer

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